April 16, 2014

Ms. Melissa N. Rocha

Senior Assistant Chief Accountant

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Mr. Kevin Stertzel

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	NVR, Inc., File 1-12378
Form 10-K for the Year Ended December 31, 2013

Dear Ms. Rocha and Mr. Stertzel:

We received your letter dated April 8, 2014 providing comments on the above referenced report. We have responded to your comment below.

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2013

Selected Segment Financial Data, page 22

Homebuilding Inventory, page 23

Staff Comment: 1. We note you combine unsold lots and housing units in your presentation of homebuilding inventory. In future filings, please provide a separate breakout by segment of the value of unsold housing units (speculative inventory) that are: under construction, completed units and models.

Our disclosure of unsold lots and housing units inventory in Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” includes inventory for unsold lots, unsold housing units and unsold model homes. Sold but not settled model inventory is included in sold inventory.

As disclosed in Item 1, Business, we typically acquire finished building lots under fixed price purchase agreements (“purchase agreements”). We generally construct houses on a “pre-sold” basis (see disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Item 7 on page 17 of the Form 10-K) and do not purchase lots under the purchase agreements until we have a home purchaser for the specific lot. Thus, we are not a “spec” builder. As a result, we typically have a small number of unsold homes in inventory at any point in time due primarily to customer cancellations for various reasons that are beyond our control. In addition, we typically have a small number of unsold model homes in inventory at any time.

The following is a summary of the consolidated inventory value of unsold housing units and unsold model units as of December 31, 2013, 2012 and 2011:

	2013	2012	2011
Unsold Housing Units Inventory	$27,831	$24,900	$20,409
Unsold Model Units Inventory	$17,137	$17,333	$15,612

Total Unsold Housing Units and Model Units Inventory	$44,968	$42,233	$36,021

Total as a % of Inventory	6.1%	6.2%	6.8%
Total as a % of Total Assets	1.8%	1.6%	2.0%

As the table demonstrates, the value of our unsold housing units and unsold model units has remained consistent from year to year on a dollar basis and is a small percentage of our Inventory and Total Assets as reported on our balance sheet.

Ownership of unsold inventory is not our business objective, and in fact we operate our business to minimize unsold inventory and convert it to sold inventory as quickly as possible. From an operational perspective, unsold lots, unsold housing units (whether completed or under construction) and unsold model units have similar risks, since all are inventory not under contract with purchasers. For that reason, and because the amount of unsold inventory is not significant from a financial point of view, we believe it is appropriate to combine all unsold inventory in our financial statements and segment disclosures. Separate segment disclosure of the insignificant amount of inventory for unsold housing units and unsold model units would not enhance an investor’s understanding of our Unsold Lots and Housing Units or our total Inventory on our balance sheet. In addition, the current segment disclosure is consistent with the presentation in the Consolidated Balance Sheet. However, to the extent the balances become significant in the future, we will include in future filings separate disclosure of the inventory value of unsold housing units and unsold model units in the “Selected Segment Financial Data.”

In connection with our response, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of this response. I can be reached at 703-956-4035 should you need any clarifications.

Sincerely,

/s/ Eugene J. Bredow
Eugene J. Bredow Vice President and Controller

CC:	Mr. Alan Dye, Esq. (HoganLovells)
Mr. David Milligan (KPMG LLP)
Mr. Daniel Malzahn (NVR, Inc. – Chief Financial Officer)

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